THE MANITOWOC COMPANY, INC.

NEWS For Immediate Release


                    MANITOWOC COMPANY DIRECTORS
                    APPROVE 3-FOR-2 STOCK SPLIT


MANITOWOC, Wisconsin, June 14, 1996   ---   Directors of The Manitowoc
Company, Inc. (MTW), have approved a three-for-two stock split of the company's common shares in the form of a 50 percent stock dividend.

The company will distribute the stock dividend in the form of additional shares to shareholders of record on June 25, 1996. The company will arrange for mailing of these certificates beginning July 2, 1996.

Under the stock split, one new share of company common stock will be issued for every two shares owned on the record date. The company intends to pay cash in lieu of fractional shares that would otherwise result from the split.

The company's common stock purchase rights under its Rights Agreement, dated as of September 5, 1986, as amended, will also be appropriately adjusted to reflect the stock split.

The three-for-two split will increase the number of outstanding
Manitowoc common shares from 7.7 million to 11.5 million. The company's common stock authorization previously approved by shareholders is 35 million shares.

It is expected that the dividend rate on the new shares will be adjusted to reflect the increased number of shares except for a possible minor adjustment for rounding purposes. The most recent quarterly dividend, paid earlier this month, was at a pre-split rate of 25 cents per share. This would indicate a post-split dividend of about 17 cents per share. Directors are next scheduled to consider dividend payout at their August meeting.

The company said the stock split reflected solid operating results, recent stock price performance, and was intended to improve trading liquidity over time.

The Manitowoc Company, Inc. is a leading manufacturer of ice-cube machines, ice-cube dispensers, and commercial refrigeration equipment for the foodservice industry; a leading producer of lattice-boom cranes, boom trucks, and related products for the construction industry; and also specializes in ship-repair work for vessels operating on the Great Lakes.

Company Contact:

Philip D. Keener
Treasurer
414-683-8133